

June 21, 2012

Via Email
Kevin Friedmann, Esq.
Richardson & Patel LLP
750 Third Avenue, 9th Floor
New York, NY 10017

Re: **Cryo-Cell International, Inc.**
Revised Preliminary Proxy Statement filed on Schedule 14A
Filed on June 19, 2012 by Ki Yong Choi, Gary Weinhouse, Michael W. Cho,
Warren Hoeffler, Michael D. Coffee and Ajay Badlani
Additional Soliciting Materials filed on Schedule 14A
Filed on June 19, 2012
File No. 0-23386

Dear Mr. Friedmann:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy

Background And Reasons For Mr. Choi's Solicitation, page 3

Communications between the Participant's and the Dissenters/Current Board

1.   Supplementally advise us of the basis for your implied assertion that the Repurchase Plan violates Delaware law. In this regard, we note the statement regarding "the propriety of the Repurchase Plan under Delaware law." Alternatively, remove the statement from the proxy statement and future soliciting materials.

Unfulfilled Goals of the Current Board, page 4

2.   Please provide additional context for your statements about the current Board's failure to eliminate costs and the company's poor use of cash reserves during the quarter ended February 29, 2012. For example, it would appear that the majority of the expenses incurred were associated with the cancellation of the Bio-Stor Revenue Sharing Agreement as disclosed by the company in its Form 10-Q for the quarter ended February 29, 2012. In this regard, we further note that the company's Form 10-Q indicates that the cancellation will result in approximately $400,000 in savings per year. Please revise to provide further balance and context to your disclosure in the proxy statement and in future soliciting materials.

3.   We note your response to prior comment 4 and the revisions made to the disclosure. Please further supplement the disclosure to indicate if any steps have already been taken by the participants in furtherance of such plans. In this regard, we note reference in the June 19, 2012 materials to the participants' intentions if elected to work with new management to evaluate alternate uses of cash for R&D and potential acquisitions.

4.   Please disclose the basis for your statements here and in the soliciting materials filed June 19, 2012 that there are currently available stem cell and cell freezing technologies that can be licensed. In addition, explain, and if material disclose, the expected cost that would be borne by the company to enter into such licensing agreements. Alternatively, remove the disclosure and please refrain from including any unsubstantiated assertions regarding such stem cell and cell freezing technologies in future filings.

Election of Directors, page 6

5.   We note the disclosure included in soliciting materials filed on June 19, 2012 that provide
        an explanation of why the Choi participants are seeking majority representation on the
        board. Please consider including such disclosure in the proxy statement. Additionally,
        please disclose in your proxy statement the practical impact of an election of all of the
        Choi nominees to the board (i.e., the percentage of control of the board Mr. Choi would
        obtain if all six Choi nominees were elected relative to the percentage of his current share
        ownership).

6.   Please note that each statement or assertion of opinion or belief must be clearly
        characterized as such and a reasonable factual basis must exist for each such opinion or
        belief. In accordance with comment 12 from our letter dated June 13, 2012, please revise
        the following statements to characterize them as opinions or beliefs:

        - "Mr. Choi has a clear understanding of business planning and operations, extensive
          experience in business management, and a keen sense of business development";
        - "Mr. Choi brings to the Board a broad spectrum of business know-how and strategic
          planning experience";
        - "Gary D. Weinhouse, Esq. has … a deep understanding of the health care and
          medical field";
        - "Mr. Weinhouse brings to the Board a broad spectrum of business know-how…" and,
        - "Mr. Coffee brings to the Board excellent skills relating to managing life sciences
          businesses and developing businesses in the life sciences field."

Share Ownership, page 9

7.   The Share Ownership table and the soliciting materials filed June 19, 2012 each indicate
        that Mr. Choi holds 18.4% of the company's common stock whereas the company's
        preliminary proxy filed June 19, 2012 indicates that he held 19.56% as of June 18, 2012.
        Please advise and revise as necessary.

Additional Soliciting Materials filed June 19, 2012 on Schedule 14A

8.   We remind you of prior comment 12 of our June 13, 2012 letter. Please ensure that
        statements of opinion are characterized as such and a reasonable basis exists for any such
        opinion. Below is a non-exhaustive list of statements which in future filings should be
        characterized as your opinion or belief:

        - "[t]he fact that the Board and management approved what we believe to be egregiously
          costly employment contracts, excessive stockholder dilution and squandering of cash
          shows a blatant disregard for stockholder value…" (emphasis added);
        - "I am running a slate of qualified independent Board members that would…positively
          impact the direction of the company…"; and,

- "[e]ach Director brings important industry expertise, contacts and…specialized experience …"

"Management's actions indicate…"

9.   In future filings, please provide appropriate context and balance to your disclosure. For example, if you choose to highlight the reimbursement by the Board of proxy contest expenditures, your disclosure should acknowledge that you also intend, if elected, to obtain reimbursement for expenditures you incur in the current proxy contest.

                                        *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458 or me at (202) 551-3757 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Mellissa Campbell Duru

                                        Mellissa Campbell Duru
                                        Special Counsel
                                        Office of Mergers and Acquisitions